UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 15, 2021

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NSM Loans

In December 2021, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) entered into amended and restated loan agreements with N Shipmanagement Acquisition Corp. and related companies (“NSM”) for an aggregate principal amount of $262.6 million.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing loan with NSM dated August 29, 2019 whereby NSM made available to the Company a secured term loan of up to $127.6 million (the “NSM Loan I”), in two tranches: (i) the first tranche of $48.6 million represents borrowings already made available and (ii) the second tranche of $79.1 million represents new borrowings to be made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan I has a four-year term and bears interest at a rate of (i) 18% per annum until the Company’s 11.25% Senior Secured Notes (the “2022 Senior Secured Notes”) are repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture (as defined below) for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM loan dated June 29, 2021 whereby NSM made available to the Company a secured term loan of up to $135.0 million (the “NSM Loan II”) in two tranches (i) the first tranche of $64.1 million represents outstanding borrowings already made available and (ii) the second tranche of $70.9 million represents new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan II has a four year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

NSM will receive an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of a Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture.

Convertible Debenture: In December 2021, Navios Holdings entered into a convertible debenture with NSM covering certain payments under the NSM Loan I and II including the upfront fee of $24.0 million, the accrued interest, and the prepayment fees (“Convertible Debenture”). The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings under an agreed mechanism. The Convertible Debenture has a term of five years and bears interest of 4% PIK payable at maturity, if not earlier converted.

Other Financing Agreements

In December 2021, Navios Holdings entered into two commercial bank facilities and four sale and leaseback agreements for an aggregate principal amount of $287.0 million.

HCOB Loan: In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of up to $105.0 million, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. The loan is repayable in eight quarterly installments of $4.5 million, beginning three months from the date of the initial drawdown, with a final balloon payment of $69.0 million on the last repayment date.

CACIB/BNPP Loan: In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of up to $105.0 million, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan is repayable in four quarterly installments of $6.5 million, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4.8 million with a final balloon payment of $41.0 million on the last repayment date.

Sale & Leaseback Agreements: In December 2021, Navios Holdings entered into four sale and leaseback agreements of $77.0 million in total, with unrelated third parties, in order to finance four dry bulk vessels. The agreements have an average term of seven years and a weighted average effective interest rate of 5.3%, with a repurchase obligation when declared of up to $12.9 million in total.

The information contained in this Report shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: December 15, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Secured Loan Agreement, dated as of August 29, 2019,, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.2	Secured Loan Agreement, dated as of June 29, 2021, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.3	Convertible Debenture between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.4	Loan Agreement, dated December 14, 2021, among Kleinmar NV, White Narcissus Marine S.A., Faith Marine Ltd., Red Rose Shipping Corp., Jasmine Shipping Corporation and Moonstone Shipping Corporation, and Hamburg Commercial Bank AG.

99.5	Loan Agreement, dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.

99.6	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation,, providing for the sale and leaseback of Navios Stellar.

99.7	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. and K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.

99.8	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A.., providing for the sale and leaseback of Navios Phoenix.

99.9	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Marine Corp., providing for the sale and leaseback of Navios Antares.